L-3 COMMUNICATIONS HOLDINGS, INC.

L-3 COMMUNICATIONS CORPORATION

600 THIRD AVENUE

NEW YORK, NY 10016

July 30, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	L-3 Communications Holdings, Inc.

L-3 Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 25, 2014

Form 10-Q for the Quarterly Period Ended March 28, 2014

Filed May 1, 2014

File No. 001-14141

File No. 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission, dated July 23, 2014, relating to the above-referenced documents.

For your convenience, the text of the numbered paragraph of this letter corresponds to the numbered paragraph of the comment letter.

Form 10-Q For the Quarterly Period Ended March 28, 2014

Balance Sheet, page 1

1.	Please explain to us in detail your basis for classifying the CODES as long-term debt. We note on page 41 your intent to fund converted CODES with cash on hand. In addition, while you may have had the ability to draw on the revolving credit facility to finance the conversion of the CODES, it is unclear if this would be a refinancing on a long-term basis. Please advise us and explain your consideration of the guidance in ASC 470-10-45-14. Also, please tell us the amount of the CODES that were converted in 2014 and explain how you funded these conversions.

L-3 Communications Holdings, Inc. (the “Company”) advises the Staff that the CODES were classified as long-term debt and excluded from current liabilities by the Company because of the Company’s intention to refinance the obligations on a long-term basis, and such intention was supported by its ability to consummate such refinancing. Specifically, the Company stated, as disclosed on page 41 of its quarterly report on Form 10-Q for the quarter ended March 28, 2014 (the “Form 10-Q”), that: “We anticipate funding any converted CODES with cash on hand and from borrowings under our revolving credit facility and/or through the issuance of new debt.”

ASC 470-10-45-14 permits a short-term obligation to be excluded from current liabilities of an entity if the entity intends to refinance the obligation on a long-term basis and the intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing. ASC 470-10-45-14 requires that the following conditions be met in order for an entity to conclude that it has the ability to consummate the refinancing:

•	The agreement used to refinance the short-term obligation does not expire within one year from the date of the entity’s balance sheet and during that period the agreement is not cancelable by the lender (except under certain limited conditions);

•	No violation of any provision of the agreement used to refinance the short-term obligation exists at the applicable balance sheet date and no available information indicates that a violation has occurred thereafter but before the balance sheet is issued, or, if one exists at the balance sheet date or has occurred thereafter, a waiver has been obtained, and

•	The lender is expected to be financially capable of honoring the agreement used to refinance the short-term obligation.

The Company classified the $689 million CODES as long-term debt at March 28, 2014, due to the Company’s intent to refinance the CODES on a long-term basis (as discussed above, the Company stated its intent in the Form 10-Q) and the Company’s ability to consummate such refinancing as evidenced by:

•	The Company’s belief that under the terms thereof, (i) it would have the ability to draw on the Amended and Restated Credit Agreement (the “Credit Agreement”), dated as of February 3, 2012, among L-3 Communications Corporation, L-3 Communications Holdings, Inc. and certain subsidiary guarantors, certain lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, for the full amount of the Company’s obligations under the CODES if all holders converted; and (ii) such borrowings would be on terms exceeding one year (the Credit Agreement expires on February 3, 2017) to finance the conversion of any and all the CODES,

•	No violation of any provision of the Credit Agreement existed at either the balance sheet date or any date thereafter and prior to the issuance of the balance sheet and corresponding representations as to such lack of violation made by the management of the Company, and

•	The Company’s expectation that the lenders under the Credit Agreement are financially capable to, and in fact would, honor their obligations under the Credit Agreement.

The Company notes that, consistent with its intent to refinance the CODES with long-term debt as discussed above, the Company refinanced the CODES with the proceeds of an underwritten public offering on May 28, 2014 of $350,000,000 aggregate principal amount of 1.50% Senior Notes due 2017 and $650,000,000 aggregate principal amount of 3.95% Senior Notes due 2024. $688,988,000 aggregate principal amount of CODES was submitted for conversion and settled in cash for $935,044,874.73, and the remaining $421,000 aggregate principal amount of CODES was redeemed at par (plus accrued interest), in each case primarily with the proceeds from such refinancing. As a result, there are no CODES that remain outstanding as of June 27, 2014 (the end of the Company’s second quarter).

*            *             *

In connection with this comment response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact me at (212) 805-5261.

Sincerely,

/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio
Senior Vice President and Chief Financial Officer